1020 • 800 West Pender Street
Vancouver, BC Canada V6C 2V6
Tel (604) 684 • 6365 Fax (604) 684 • 8092
1 800 667 • 2114

January 28, 2008

Brad Skinner
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, DC 20549-7010

Via EDGAR CORRESPONDENCE

RE:	NORTHERN DYNASTY MINERALS LTD.
FORM 40-F FOR THE YEAR ENDED DECEMBER 31, 2006
FILED APRIL 2, 2007
COMMENT LETTER DATED DECEMBER 11, 2007
FILE NO. 1-32210

Dear Mr. Skinner:

We acknowledge receipt of your Comment Letter dated December 11, 2007 in respect of Form 40-F filed by Northern Dynasty Minerals Ltd. (the "Company") for the year ended December 31, 2006. Your comments are in italics to the left, our responses to the right.

SEC comment	Response

Financial Statements – Note 6 - Mineral Property
Interests

1.

We note your response to prior comment 1 in our letter dated August 21, 2007, and are unable to agree with your conclusions. Regardless of whether or not the Pebble Property transfer was a business combination as defined by the accounting literature, it appears that fair value accounting should have been used. Refer to SFAS 123R under U.S. GAAP and CICA 3870 under Canadian GAAP. SFAS 123R, paragraph 7, and CICA 3870.09 require that if the fair value of the equity instruments issued in a share-based payment transaction is more reliably measurable than the fair value of the consideration received, the transaction shall be measured based on the fair value of the equity instrument issued. CICA 3870.11 states that the fair value of the equity instruments is used to measure a transaction where tradable security instruments are granted to purchase goods.

The Company respectfully acknowledges that the quoted market price of shares transacted is typically a reliable measure for determining the fair value of the transaction as provided by CICA 1581.25. However, the Company also notes that CICA 1581.25 states that consideration should be given to the possible effects of price fluctuations, quantities traded, issue costs and similar items such as the liquidity of the shares being issued and whether the shares are subject to significant restrictions preventing them from being traded for some time following their issuance.

Under the terms of the HDGI acquisition agreement, the Company was required to issue 14,002,268 common shares for the acquisition of HDGI. This amount represented approximately 22% of the issued and outstanding shares of the Company at the date of acquisition. A large majority of the shares (approximately 12.6 million) are also subject to strict trading restrictions. The issuance of such a large block of shares, if permitted to be sold in the

We would expect the fair value of the shares issued to be the most reliable measurement in your transaction. We note that you reference CICA 3840.29 in your response but do not tell us why this provision does not apply to your circumstances. As such, it appears to us that your financial statements should be revised.

open market, would cause significant downward pressure on the Company’s stock price.

CICA 1581.26 states that when the quoted market price is not representative of fair value, independent appraisals may be used as an aid in determining fair value.

The Company formed a committee (“Special Committee’) of its independent directors to manage the appraisal process. The Special Committee engaged Ainsworth-Jenkins Holdings Inc. (“Ainsworth”) and HDGI retained Ross Glanville and Associates Ltd. (“Glanville”) to prepare separate independent valuations of HDGI’s 20% interest in the Pebble Property. Both Ainsworth and Glanville are independent Qualified Persons as defined in the Canadian Institute of Mining, Metallurgy and Petroleum on the Valuation of Mineral Properties (CIMVal).

The independent valuations prepared by Ainsworth and Glanville determined that the fair value of HDGI’s 20% interest in the Pebble Property was $6.37 per share. The Special Committee also engaged a registered dealer, Westwind Partners Inc., to provide a supplementary fairness opinion on the valuation. Both the Ainsworth and Glanville independent valuations are publicly filed and available on www.sedar.com.

Consequently, the Company relied on the independent valuations prepared by Ainsworth and Glanville in determining the fair value of the transaction as HDGI had no other asset other than the 20% interest in the Pebble Property.

SEC comment	Response

Engineering Comments - General

2.

We note your response to our comments and agree the twenty or so pages of claim information are not appropriate to be included within the filing. Please provide us this information supplementally or include it as a separate exhibit in your filing. Should you decide to provide this information supplemtally, to minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF file. In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre- addressed shipping label to facilitate its return. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b).

The Company will mail a CD of the requested supplemental information to the Commission.

As requested in your comment letter, we acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing will resolve your comments, appreciating that some of them will be dealt with in future filings. If you require any further information, please feel free to contact the writer at 604-684-6365.

Yours truly,

NORTHERN DYNASTY MINERALS LTD.

/s/ Ronald Thiessen

Ronald Thiessen, CA
President and Chief Executive Officer

cc:	Lang Michener (Vancouver) De Visser Gray (Vancouver)